

January 12, 2015

Via E-Mail
Richard Xu
Chief Executive Officer
E-Compass Acquisition Corp.
6F/Tower, 2 West Prosper Centre
No.5, Guanghua Road
Chaoyang District
Beijing, 100020, P.R. China

    Re: **E-Compass Acquisition Corp.**
           Amendment No. 1 to Confidential Draft Registration Statement on Form S-1
           Submitted December 22, 2014
           CIK No. 0001625042

Dear Mr. Xu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 11, 2014.

General

1.   We are considering your response to prior comment 1 and may have further comments. We are continuing to evaluate the dependency of the purchase obligation of your affiliate in the unregistered offering upon the amount of securities purchased by certain investors in this offering. In this regard, we note that the purchase obligation of your affiliate will increase to the extent investors introduced by the company purchase less than $20 million of the securities in this offering.

Prospectus Summary, page 1

2.   Please refer to prior comment 4, which you did not address fully. You have simply moved the defined terms from the glossary section to the body of the prospectus summary, a section of the document that is subject to Rule 421(d). As previously noted, many of the terms you use do not appear to warrant specialized definitions. In a number of other instances, a brief explanation of a term could be inserted throughout the filing where the term is used, thereby improving investor understanding of your disclosure and reducing the need for investors to consult a glossary to interpret your disclosure.

3.   We have considered your response to prior comment 6. Your statement that the aggregate consideration of $25,000 that the initial shareholders paid for their initial securities in over 80 similarly structured blank check company offerings does not address whether the per share consideration paid is typical for the initial shareholders' securities in similarly structured offerings. Further, your response only establishes that this amount of consideration is typical in transactions for which Graubard Miller has served as counsel to the issuer or the underwriter rather than all blank check transactions as described in the filing. Please advise.

Risk Factors

Risks Associated with Our Business

The requirement that the target business or business that . . . page 20

4.   We note your response to prior comment 15. Please revise to describe the specific standards generally accepted by the financial community that you intend to apply and how you will measure whether that standard has been met by the target acquisition. Alternatively, please revise to indicate that investors will be relying on the business judgment of the board of directors and that the board of directors will have significant discretion in establishing the fair market value of the target acquisition.

Proposed Business

Shareholder Approval of Business Combination, page 58

5.   You disclose that the actual vote required to approve any proposed business combination will depend on the structure of the transaction. Please revise to describe the minimum shareholder vote that would be required by investors to approve the business combination.

Underwriting

Introduction of Investors, page 99

6.   We note your response to prior comment 23 that the individual investors introduced by the Company to the underwriters will be listed in a schedule to the underwriting agreement. Please tell us whether this list will be an inclusive list of all investors identified by the company and whether the company will provide this list to the underwriters prior to the effective date of the registration statement or prior to the execution of the underwriting agreement.

Exhibits

7.   The exhibit list includes references to various "form of" agreements. Except to the extent "form of" agreements are permitted at the time of effectiveness by provisions of Item 601, provide final, executed agreements prior to effectiveness and anticipate that a reasonable period of time will be needed for the staff to review the definitive agreements prior to the desired effective date.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs for

Mark P. Shuman
Branch Chief – Legal

cc: Via-Email
        Jeffrey M. Gallant, Esq.
        Graubard Miller